Exhibit 8.1

March 29, 2019

Board of Directors

Delmar Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

Form S-4 Registration Statement

Ladies and Gentlemen:

We have acted as special tax counsel to Delmar Bancorp, a corporation organized under the laws of the State of Maryland (“Delmar”), in connection with the proposed exchange of shares of Virginia Partners Bank, a commercial bank chartered under the laws of the Commonwealth of Virginia (“Partners”), pursuant to the terms and conditions of the Agreement and Plan of Share Exchange, dated as of December 13, 2018 (the “Agreement”), by and between Delmar and Partners. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

In the statutory share exchange effected pursuant to the Agreement and subject to various regulatory approvals, Partners will become a wholly-owned first tier subsidiary of Delmar in accordance with the provisions of Section 13.1-717 of the Code of Virginia and the provisions of Section 3-102 of the Maryland Corporations and Associations Code (the “Share Exchange”).  As a result of the Share Exchange, Delmar will become the parent holding company of Partners, and Partners will continue to conduct its business as a wholly-owned first tier subsidiary of Delmar in substantially the same manner as immediately prior to the Share Exchange.

At your request, and in connection with the filing of the Form S-4, including the proxy statement/prospectus forming a part thereof (the “S-4”) and the closing of the Share Exchange, we are rendering our opinion concerning material United States federal income tax consequences of the Share Exchange.

In rendering our opinion set forth below, we have examined and relied upon the accuracy and completeness of the facts, information, representations, covenants and agreements contained in (i) the Agreement; (ii) the S-4; (iii) certain certificates of officers of each of Delmar and Partners as to certain factual matters (the “Certificates”); and (iv) the representation letter of Delmar and the representation letter of Partners delivered to us on the date hereof from an officer of Delmar and Partners, respectively, for purposes of this opinion (collectively, the “Representation Letters”), and have assumed that the statements and representations set forth in those documents will be complete and accurate as of the Effective Time of the Share Exchange. In such examination, we have assumed the genuineness of all signatures on the documents reviewed by us, the legal capacity of natural persons signing such documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation or verification of any factual matter set forth in any of the foregoing.

In rendering our opinions, we have assumed, with the permission of Delmar, that (i) the Share Exchange will be effected in accordance with the provisions of the Agreement and as described in the S-4 (and no transaction or condition described therein will be waived by any party to the Agreement), (ii) the statements concerning the Share Exchange and the parties referred to in the Agreement set forth in the Agreement and the S-4 are true, complete, and correct and will remain true, complete, and correct at all times up to and as of the Effective Time (as defined in Section 1.4(b) of the Agreement), (iii) the respective representations made by Delmar and Partners concerning the Share Exchange and the parties referred to in the Agreement in the Certificates and the Representation Letters are true, complete, and correct and will remain true, complete and correct at all times up to and as of the Effective Time, (iv) the Share Exchange will be effected as a statutory share exchange under and pursuant to the applicable provisions of the Code of Virginia and the Maryland Corporations and Associations Code, (v) the Share Exchange will be reported by Delmar on its United States federal income tax return in a manner consistent with the opinion set forth below, and (vi) any respective representations made in the Agreement, the Certificates, or the Representation Letters “to the knowledge of” or based on the respective “belief” of Delmar and Partners or similarly qualified are true, complete, and correct and will remain true, complete and correct at all times up to and as of the Effective Time, in each case as if made without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, their respective covenants and agreements contained in the Agreement. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, representations, covenants and agreements set forth in the documents referred to in this paragraph.

Additionally, our opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the U.S. Department of the Treasury issued or proposed thereunder, published rulings and administrative guidance issued by the Internal Revenue Service, and judicial decisions, each as in effect on the date hereof.  Each of the aforementioned authorities is subject to change or new interpretation, possibly with retroactive effect, and any such changes or interpretations could affect the opinion provided herein.

Based upon and subject to the foregoing, it is our opinion, subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the S-4, under currently applicable United States federal income tax law, that the Share Exchange will constitute a reorganization under Section 368(a) of the Code.

In addition, we hereby confirm that the discussion under the caption “Material U.S. Federal Income Tax Consequences Relating to the Share Exchange” in the S-4, insofar as such discussion constitutes legal conclusions with respect to matters of United States federal income tax law, is our opinion as to the material United States federal income tax consequences of the Share Exchange applicable to U.S. holders (as such term is defined in the S-4) of Partners Common Stock.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to tax consequences of the Share Exchange under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law of the United States other than those pertaining to income tax. Additional issues may exist that could affect the United States federal tax treatment of the Share

Exchange, and this opinion does not consider or provide a conclusion with respect to any additional issues.

This opinion is rendered only to the addressee hereto in connection with the Share Exchange and is solely for its benefit.  This opinion may not be relied upon by any other person or for any other purpose without our prior written consent.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form S-4 and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

We assume no obligation to revise or supplement this opinion should the present United States federal income tax laws be changed by any legislation, judicial decisions or otherwise.

Very truly yours,

Miles & Stockbridge P.C.

By:	/s/ Jeffrey A. Markowitz
Name:	Jeffrey A. Markowitz
Title:	Principal